                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 11-K


                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934


                     For the year ended December 31, 2000

                         Commission file number 1-3506


            A. Full title of the plan and the address of the plan,
               if different from that of the issuer named below:

                            FORT JAMES 401 (k) PLAN

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          GEORGIA-PACIFIC CORPORATION
              133 Peachtree Street, N.E., Atlanta, Georgia 30303

                            FORT JAMES 401 (K) PLAN
      INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
                          DECEMBER 31, 2000 AND 1999
                               TABLE OF CONTENTS

                                                                                                        Page
                                                                                                        ----
Report of Independent Accountants                                                                         3

Financial statements:

     Statements of Net Assets Available for Benefits as of December 31, 2000 and December 31, 1999        4

     Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000       5

     Notes to Financial Statements and Schedule                                                           6

Schedule Supporting Financial Statements:

Schedule 1:

     Schedule H, Line 4i Schedule of Assets (Held at End of Year)                                        13

Exhibits to Annual Report on Form 11-K                                                                   31

Signatures                                                                                               32

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Fort James 401(k) Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Fort James 401(k) Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

April 20, 2001

                            FORT JAMES 401(k) PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          DECEMBER 31, 2000 and 1999


                                                                  December 31,
                                                    ---------------------------------------
                                                           2000                   1999
-------------------------------------------------------------------------------------------
Assets:
 Cash equivalents                                    $             -        $         1,773
                                                    ---------------------------------------
 Investments, (See Note 2(d))                          1,482,210,874          1,442,546,586
 Loans receivable from participants                       31,089,856             32,394,029
                                                    ---------------------------------------
        Total investments                              1,513,300,730          1,474,940,615
                                                    ---------------------------------------
 Receivables:
    Accounts receivable from brokers                       3,915,742              6,558,069
    Accrued income                                         4,533,912              4,391,602
                                                    ---------------------------------------
        Total receivables                                  8,449,654             10,949,671
                                                    ---------------------------------------
           Total assets                                1,521,750,384          1,485,892,059
                                                    ---------------------------------------
 Liabilities:
 Accrued expenses                                            464,819                408,741
 Due to broker for securities purchased                   24,355,485              2,732,520
                                                    ---------------------------------------
          Total liabilities                               24,820,304              3,141,261
                                                    ---------------------------------------
Net assets available for benefits                    $ 1,496,930,080        $ 1,482,750,798
                                                    =======================================

  The accompanying notes are an integral part of these financial statements.

                            FORT JAMES 401(k) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                           For the year ended
                                                                                            December 31, 2000
--------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
      Cash dividends                                                                         $              -
      Net appreciation in fair value
        of investments (See Note 2(d))                                                            153,445,918
      Interest and Dividend Income From Investments                                                17,955,847
                                                                                            -----------------
        Total investment income                                                                   171,401,765
                                                                                            -----------------
   Contributions:
      Participants'                                                                                53,933,638
      Employer's                                                                                   27,398,938
      Rollover contributions                                                                          952,300
                                                                                            -----------------
        Total contributions                                                                        82,284,876
                                                                                            -----------------
          Total additions                                                                         253,686,641
                                                                                            -----------------
Deductions from net assets attributed to:
   Distributions to participants                                                                 (231,564,396)
   Administrative costs                                                                            (7,942,963)
                                                                                            -----------------
          Total deductions                                                                       (239,507,359)
                                                                                            -----------------
Net increase in net assets available for benefits                                                  14,179,282
                                                                                            -----------------
Net assets available for benefits:
   Beginning of year                                                                            1,482,750,798
                                                                                            -----------------
   End of year                                                                               $  1,496,930,080
                                                                                            =================

  The accompanying notes are an integral part of these financial statements.

                            FORT JAMES 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 2000 AND 1999


1.   Description of the Plan
     -----------------------
     Effective January 1, 1999, Fort James Corporation ("Fort James") merged the James River Corporation StockPlus Investment Plan (the "StockPlus Plan") with the Fort Howard Corporation Profit Sharing Retirement Plan and the Harmon Associates Corporation Profit Sharing Plan, and renamed the StockPlus Plan the Fort James 401(k) Plan (the "Plan"). As part of the plan merger, 6,100 participants with net assets available for benefits of approximately $837.6 million were added to the Plan. On November 27, 2000, Fort James was acquired by Georgia-Pacific Corporation ("Georgia-Pacific" or the "Company"), and Georgia-Pacific assumed sponsorship of the Plan.

     The following description of the Plan as amended and restated effective January 1, 1999, provides only general information on the Plan in effect as of December 31, 2000. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General
          -------
          As part of the acquisition of Fort James, Georgia-Pacific exchanged $29.60 in cash and 0.2644 shares of Georgia-Pacific Group common stock, par value $0.80 per share ("G-P Group Stock") for each outstanding share of Fort James common stock, par value $0.10 per share ("FJ Stock"). Pursuant to participant elections, the Plan trustee tendered 100% of the shares of FJ Stock held in the FJ Stock Fund to Georgia-Pacific as part of the acquisition. As a result of the tender, the Plan trustee received cash and shares of G-P Group Stock on November 29, 2000. As all shares of FJ Stock had either been exchanged or canceled as part of the acquisition, Georgia-Pacific replaced the Plan's FJ Stock Fund with the Georgia-Pacific Group Stock Fund to invest solely in G-P Group Stock. In accordance with the terms of the Plan, the trustee began reinvesting 100% of the cash consideration in shares of G-P Group Stock.

          The Plan is intended to be a qualified profit sharing plan with a cash or deferred arrangement pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Eligible employees of Fort James and its domestic subsidiaries are eligible to participate in the Plan upon commencement of employment. Eligible employees who elect to participate are referred to as "Participants." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     (b)  Contributions
          -------------
          Participants may contribute up to 15% (limits may vary by collective bargaining agreements) of their Compensation, as defined in the Plan, on a pre-tax basis. Participants may transfer into the Plan certain assets previously held under any other tax-qualified plan.

          Matching contributions made by the Company vary by employee group, but generally are equal to 60% of employee contributions up to 10% of the Participant's Compensation for salaried employees and 6% of Compensation for certain bargaining unit employees. The Company does not match Participant contributions in excess of these percentages. The Plan also allows for discretionary employer contributions. There were no discretionary employer contributions made during the Plan year ended December 31, 2000. Matching contributions are invested in the same investment funds and in the same proportions as a Participant's investment direction applicable to Participant contributions. Prior to November 27, 2000, matching contributions and discretionary employer contributions were made to the FJ Stock Fund. Participants may transfer these contributions to other investment funds at any time.

          Participant and Company matching contributions are subject to certain statutory limitations.

     (c)  Participant Accounts
          --------------------
          Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, any discretionary employer contributions, and Plan earnings. Allocations of Company contributions and investment earnings are based on Participant contributions or account balances, as provided by the Plan. Participant accounts are charged with an allocation of administrative expenses including a quarterly fee and certain transaction fees, as applicable.

     (d)  Vesting
          -------
          Participants are 100% vested in all contributions to their account plus actual earnings thereon.

     (e)  Investment Options
          ------------------
          The investment funds listed below have been established for the investment of Plan assets. An investment fund consists of a variety of investments selected by a professional manager to meet specific objectives of return and risk. Participants are allowed to direct all contributions made to their accounts to any of the core investment funds and combination funds described below.

          The Plan provides for investments in the following core funds:

          Investment Fund                     Objective                                    Primary Investments
          --------------------------------------------------------------------------------------------------------------------------
          Money Market Fund                   Preserve capital                             Cash instruments with maturities of less
                                                                                           than one year such as U.S. Treasury
                                                                                           bills, commercial paper, and bankers'
                                                                                           acceptances

          Fixed Income Fund                   Maximize income returns while attempting     Bonds and other types of debt instruments
                                              to preserve capital                          that typically pay income in the form of
                                                                                           interest

          U.S. Equity Fund                    Maximize returns through both income and     Common stock issued by U.S.-based
                                              capital appreciation                         companies

          Non U.S. Equity Fund                Maximize returns through capital             Common stock issued by companies based
                                              appreciation                                 in countries and regions outside the U.S.

          Georgia-Pacific Group Stock         Growth through capital appreciation          Common stock of Georgia-Pacific
          Fund (on or after November          without regard to diversification
          27, 2000)

          Fort James Stock Fund (prior to     Growth through capital appreciation          Common stock of Fort James
          November 27, 2000)                  without regard to diversification
          ==========================================================================================================================

          Participants may also elect to invest in any of the following combination funds which are premixed portfolios made up of selected proportions of the Fixed Income Fund, the U.S. Equity Fund, and the Non-U.S. Equity Fund.

          Investment Fund                  Objective                                                Core Investment Mix
          ------------------------------------------------------------------------------------------------------------------
          Conservative Fund                Generation of current income from investment in          60% Fixed Income Fund
                                           fixed income securities and capital growth through       30% U.S. Equity Fund
                                           investment in equity securities of companies             10% Non-U.S. Equity Fund
                                           worldwide

          Moderate Fund                    Capital growth through investment in equity              40% Fixed Income Fund
                                           securities worldwide and the generation of current       45% U.S. Equity Fund
                                           income from investment in fixed income securities        15% Non-U.S. Equity Fund

          Aggressive Fund                  Capital growth through investment in equity              20% Fixed Income Fund
                                           securities worldwide                                     60% U.S. Equity Fund
                                                                                                    20% Non-U.S. Equity Fund
          ==================================================================================================================

     (f)  Participant Loans
          -----------------
          A Participant is permitted to borrow up to the lesser of one-half of the Participant's account balance or $50,000. The minimum loan is $1,000. The maximum loan repayment term is five years, except for loans to purchase a primary residence which have a maximum repayment term of ten years. Loans bear interest at a minimum of the prime rate in effect on the first day of the month in which the loan application is received plus 1%. All principal and interest payments are credited to the investment funds from which the loan was made.

     (g)  Distributions
          -------------
          If a Participant retires, dies, terminates employment, or becomes permanently disabled, distributions of the Participant's account will be made either in a lump sum payment or in monthly, quarterly, or annual installments over a period not to exceed the Participant's, or the Participant's beneficiary's, life expectancy. The timing and form of distributions are subject to certain minimum balance and age restrictions as provided by the Plan.

          Distributions from the Georgia-Pacific Group Stock Fund are payable either in whole shares of G-P Group Stock, with the value of fractional shares paid in cash, or entirely in cash. Distributions from the remaining investment funds are payable in cash.

     (h)  Withdrawals
          -----------
          The Plan provides for both hardship and non-hardship withdrawals. With limited exceptions, after-tax and rollover contributions may be withdrawn at any time. Before-tax contributions may only be withdrawn without penalty at age 59 1/2 or in the event of retirement, death, disability, termination or financial hardship. Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

          Withdrawals and distributions are recorded when paid.

     (i)  Administrative Expenses
          -----------------------
          Investment manager fees and broker commissions are paid out of Plan assets and recorded as a reduction of the net income allocation. Administrative expenses, including administrative service, trust, legal and accounting fees and other miscellaneous expenses are paid by the Plan.

     (j)  Trustee and Recordkeeper
          ------------------------
          The assets of the Plan were held under an Agreement of Trust with Northern Trust Company, Chicago, Illinois. Northern Trust Retirement Consulting, L.L.C., Atlanta, Georgia, serves as recordkeeper for the Plan.

     (k)  Voting, Tender and Exercise of Other Rights
          -------------------------------------------
          Each Participant is entitled to exercise voting, tender, and similar rights attributable to the shares of G-P Group Stock allocated to the Participant's account and is notified by the trustee prior to the time that such rights are to be exercised. If timely instructions are not received from a Participant, the trustee is entitled to vote, tender or exercise similar rights with respect to shares of G-P Group Stock in the Participant's account as the trustee deems appropriate.

     (l)  Non-Discrimination Requirements
          -------------------------------
          The Plan is required to meet the non-discrimination requirements for highly compensated employees as set forth in Section 401(k) of the Code. For years in which the Plan does not meet these requirements, a refund of Participant contributions made by highly compensated employees and the related Company matching contributions must be made within two and one-half months after the close of the Plan year. Refunds made to highly compensated employees are reflected as a reduction of contributions on the statement of changes in net assets available for benefits.

2.   Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of Accounting
          -------------------
          The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

     (b)  Use of Estimates
          ----------------
          Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts reported therein. Actual results could differ from those estimates.

     (c)  Cash Equivalents
          ----------------
          Cash equivalents are stated at cost, which approximates market value.

     (d)  Investment Valuation
          --------------------
          Investments are stated at fair value as determined by quoted market prices except for employee loans which are stated at cost which approximates fair value.

          The market value of investments traded on national securities exchanges is based on the last reported sale price or, if no sale, the latest available bid price on the last business day of the Plan year end. Securities traded in the over-the-counter market are valued at the latest available and appropriate bid price on that date. Government securities are valued based upon bid prices. The market value of convertible securities is based on institutional trading lots and is more often closer to the bid than the ask price.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

     (e)  Investments
          -----------
          The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                               December 31,
                                                                  -------------------------------------
                                                                      2000                    1999
-------------------------------------------------------------------------------------------------------
     Assets:
  Georgia-Pacific Group Stock Fund 12,423,884 shares              $ 386,693,390          $            -

  Georgia-Pacific Group Stock Fund Cash 170,681,827 shares          170,681,827                       -

  Money Market Fund, 113,068,571 and                                113,068,571              86,719,925
  86,719,925 units, respectively

  MFO SS Russell Top 200 Index Fund                                  76,647,396             105,690,839

  MFO SS Daily Bond Market Fund                                     125,197,046                       -

  Fort James Stock Fund, 13,103,112 shares                                    -             358,697,691
                                                                  -------------          --------------
  Total                                                             872,288,230             551,108,455

          During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $153,445,918 as follows:

          Government Securities           $ (1,415,197)
          Mortgage Backed Securities        (2,553,148)
          Corporate Bonds                    5,301,495
          Common Stock                     154,081,494
          Other                             (1,968,726)
                                          ------------

          Net appreciated value           $153,445,918
                                          ============

     (f)  Realized Gains (Losses) on Common Stock
          ---------------------------------------
          When a Participant borrows funds, makes a transfer between funds, or receives a distribution, available cash from the Georgia-Pacific Group Stock Fund is used. For accounting purposes, the Participant's average cost basis of shares which would have been sold by the Plan to provide funds for the borrowing, transfer, or distribution is deducted from the Participant's account, and the value of such shares is reallocated to Participants' accounts. Accordingly, the Participant realizes a gain or loss for the difference between the Participant's average cost basis of shares, which would have been sold, and the fair value of such shares on the distribution date.

     (g)  Net Appreciation (Depreciation) in Fair Value of Investments
          ------------------------------------------------------------
          The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     (h)  Contributions and Deposits
          --------------------------
          Both Participant and Company contributions are recorded as soon as practicable after Participant's contributions are withheld from the Participant's Compensation. All contributions are transferred to the trustee as soon as practicable after the Participant's contributions are withheld from Compensation.

     (i)  Reclassification
          ----------------
          Certain amounts from the prior year have been reclassified to conform with current year presentation.

3.   Plan Termination
     ----------------
     The Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets will be allocated to the participants of the Plan in amounts equal to the individual account balances.

4.   Number of Participants
     ----------------------
     There were 18,828 Participants in the Plan as of December 31, 2000 and 21,545 Participants as of December 31, 1999. The number of Participants investing in each of the Plan's funds as of those dates was as follows (Participants may be included in more than one fund, as applicable):

                                                   2000             1999
          ------------------------------------------------------------------
          Money Market Fund                           7,267            9,325
          Fixed Income Fund                           2,163            2,381
          U.S. Equity Fund                            4,977            5,902
          Non U.S. Equity Fund                        1,679            1,153
          Conservative Fund                             564              460
          Moderate Fund                               5,486            5,857
          Aggressive Fund                             3,849            3,919
          Georgia-Pacific Group Stock Fund           17,473                -
          Fort James Stock Fund                           -           20,767
          ==================================================================

5.   Units and Unit Values
     ---------------------
     The following funds are accounted for on a unitized, daily-valued fund basis. The number of units and unit values of net assets as of December 31, 2000, were:
                                                                 Unit
                                               Units             Value
          ---------------------------------------------------------------
          Money Market Fund                  113,068,571             1.00
          Fixed Income Fund                  189,293,901             1.38
          U.S. Equity Fund                   244,753,345             1.75
          Non U.S. Equity Fund               112,074,594             1.10
          ===============================================================

6.   Tax Status
     ----------
     The Plan is intended to be a qualified profit sharing plan with a cash or deferred arrangement under Sections 401(a) and 401(k) of the Code, and as such is not subject to federal income taxes. The Company has received a favorable determination letter from the Internal Revenue Service, dated January 11, 2001, with respect to the qualification of the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and operated in accordance with the applicable requirements of the Code.

7.   Concentration of Credit Risk
     ----------------------------
     Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash investments in excess of the Federal Deposit Insurance Corporation insurance limit and investments in the various funds. Credit and market risk associated with these instruments relates to the performance of the underlying investments. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

8.   Related Parties
     ---------------
     The Plan owns 12,423,884 shares of the Company's stock at December 31, 2000, which represents approximately 6% of outstanding stock of the Company at that date.

9.   Subsequent Event
     ----------------
     Georgia-Pacific intends to transfer the assets of the Plan to the Georgia-Pacific Corporation Hourly 401(k) Plan and the Georgia-Pacific Salaried 401(k) Plan, effective October 1, 2001. Plan assets equal to the account balances of hourly employees or former hourly employees will be transferred to the Georgia-Pacific Hourly 401(k) Plan and plan assets equal to the account balances of the salaried employees or former employees will be transferred to the Georgia-Pacific Salaried 401(k) Plan.

                            FORT JAMES CORPORATION
                                   401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000


                                                                                          Shares or
                             Investment Description                                      Face Amount      Cost      Market Value
------------------------------------------------------------------------------------   ---------------   ------  ------------------
FIXED INCOME FUND

Short Term Investment Fund                                                                16,455,902      (a)         16,455,902

Government Securities
Government Bonds
US TREAS INFLATION INDEX 3.625 NT DUE   04-15-2028 REG                                     3,200,000      (a)          3,376,384
US TREAS INFLATION INDEX 3.875 NT DUE   04-15-2029 REG                                     1,730,000      (a)          1,876,566
US TREAS NTS 6.25 DUE 01-31-2002 REG                                                       2,500,000      (a)          2,519,525
US TREAS NTS 6.25 DUE 08-31-2002 REG                                                       2,000,000      (a)          2,030,320
US TREAS NTS 6.625 DUE 06-30-2001 REG                                                      1,500,000      (a)          1,506,091
US TREAS NTS DTD 08/15/2000 5.75 DUE    08-15-2010 REG                                     5,500,000      (a)          5,763,835
US TREAS NTS INFLATION INDEX 3.875 DUE  01-15-2009 REG                                     3,900,000      (a)          4,170,699

Government Agencies
SMALL BUSINESS ADMIN GTD DEV PARTN CTF  5.95 DUE 02-01-2019 REG                            1,449,389      (a)          1,399,396
SMALL BUSINESS ADMIN GTD DEV PARTN CTF  6.15 DUE 08-01-2018/02-01-1999 REG                 1,344,671      (a)          1,315,165
SMALL BUSINESS ADMIN GTD DEV PARTN CTF  DEB SER 1998-20I 6 DUE 09-01-2018 REG              1,351,675      (a)          1,310,467

Corporate Bonds
BANKAMERICA CAP II SER 2 8.0 BD DUE     12-15-2026/06 BEO                                  1,000,000      (a)            936,830
BK 1 CORP SR NT 7.625 DUE 08-01-2005 BEO                                                   1,750,000      (a)          1,812,335
BK TOKYO-MITSUBISHI LTD GLOBAL SR SUB NT8.4 DUE 04-15-2010 BEO                             1,200,000      (a)          1,278,324
CDN NATL RY CO NT 6.8 DUE 07-15-2018 BEO                                                   1,500,000      (a)          1,410,675
CIGNA CORP NT DTD 07/15/1998 STEP UP DUE1-15-33 BEO 8.3 TIL 1-15-23 8.08 AFTER             1,500,000      (a)          1,536,391
CITICORP CAP II 8.015 DUE               02-15-2027/01-27-1997 REG                          1,400,000      (a)          1,348,536
DANA CORP NT 7 DUE 03-01-2029 BEO                                                          3,500,000      (a)          2,093,560
DILLARDS INC DILLARDS INC 6.625 DUE     11-15-2008 BEO                                     1,400,000      (a)            910,000
EASTMAN CHEM CO 7.25 DUE 01-15-2024 REG PUT                                                2,500,000      (a)          2,147,425
EOP OPER LTD PARTNERSHIP NT 8.375 DUE   03-15-2006 BEO                                     2,250,000      (a)          2,369,003
GEN MTRS ACCEP CORP GLOBAL NT DTD       11/09/1998 5.75 DUE 11-10-2003 BEO                 4,250,000      (a)          4,165,511
HARTFORD FINL SVCS GROUP INC 6.375 DUE  11-01-2008 BEO                                     1,250,000      (a)          1,217,138
HCA-HEALTHCARE CO NT 8.75 DUE 09-01-2010BEO                                                  750,000      (a)            789,375
ITT HARTFORD GROUP INC 8.3 DUE          12-01-2001 REG                                       600,000      (a)            610,716
JPM CAP TR 7.54 BD DUE 01-15-2027 CALL                                                     1,000,000      (a)            880,040
LOCKHEED MARTIN CORP 7.75 CO GUARNT DUE 05-01-2026                                         4,000,000      (a)          4,152,880
MAY DEPT STORES CO 7.45 DUE 10-15-2016  REG                                                2,000,000      (a)          1,874,160
MFO ST STR DAILY BD MKT FD CM29                                                            6,939,969      (a)        125,197,046
NORDSTROM INC 6.95 DUE 03-15-2028 REG                                                      1,500,000      (a)          1,111,020

                            FORT JAMES CORPORATION
                                   401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000


                                                                                          Shares or
                             Investment Description                                      Face Amount      Cost      Market Value
------------------------------------------------------------------------------------   ---------------   ------  ------------------
RAYCHEM CORP NT 7.2 DUE 10-15-2008 BEO                                                     3,250,000      (a)          3,305,120
RAYTHEON CO 6.55 DUE 03-15-2010 REG                                                        1,000,000      (a)            975,530
RAYTHEON CO 6.75 DUE 08-15-2007 REG                                                        2,500,000      (a)          2,485,050
SAFECO CORP 6.875 DUE 07-15-2007 REG                                                       1,500,000      (a)          1,432,785
ST PAUL COS INC SR NT 8.125 DUE         04-15-2010 BEO                                     1,000,000      (a)          1,083,340
TIME WARNER ENTMT CO L P 8.375 DUE      07-15-2033 REG                                     2,750,000      (a)          2,983,613
UN PAC RR CO CTF SER 1998-C 6.33 DUE    01-02-2020 BEO                                     2,104,317      (a)          2,023,490
XEROX CORP MEDIUM TERM NTS BOOK ENTRY   6.25 DUE 11-15-2026 PUT                            1,000,000      (a)            560,000

Mortgage Backed Securities
F.N.M.A. REMIC TR SER 1992-47 CL J 8.00 GTD MTG PASS THRU CTF DUE 02-25-07 REG             2,620,713      (a)          2,670,664
FHLMC MULTICLASS SER 1457 CL PJ 7.00 GTDMTG PARTN CTF DUE 09-15-2007 REG                   4,000,000      (a)          4,083,720
FHLMC MULTICLASS SER 2112 CL TB 5.75    11-15-2008                                         3,000,000      (a)          2,983,110
FNMA POOL # 323489 6.091 DUE 11-01-2008 REG                                                3,411,592      (a)          3,402,672
FNMA POOL #124403 7.5 DUE 01-01-2012 REG                                                   1,713,370      (a)          1,760,350
FNMA POOL #44046 7.50 GTD MTG PASS THRU CTF DUE 02-01-2014 REG                             1,500,601      (a)          1,525,796
FNMA REMIC TR 1991-72 CL G 8 07-25-2006                                                    1,613,547      (a)          1,655,387
FNMA REMIC TR SER 31358JTA 8.0 GTD MTG  PASS THRU CTF DUE 09-25-2006 REG                   3,331,875      (a)          3,415,172
FNMA REMIC TR SER 31359EY6 6.0 GTD MTG  PASS THRU CTF DUE 03-25-2008 REG                   5,000,000      (a)          5,004,650
FNMA REMIC TR SER 94-72 CL H 6.0 GTD MTGPASS THRU CTF DUE 10-25-2022 REG                   5,000,000      (a)          4,964,050
GNMA POOL #326116 SER 2008 6.5 DUE      08-15-2008 REG                                       174,539      (a)            175,987
GNMA POOL #332755 6.5 DUE 02-15-2009 REG                                                     216,230      (a)            218,025
GNMA POOL #334699 SER 2008 6.5 DUE      08-15-2008 REG                                       276,445      (a)            278,740
GNMA POOL #348800 SER 2008 6.5 DUE      05-15-2008 REG                                       292,444      (a)            294,871
GNMA POOL #351418 SER 2009 6.5 DUE      01-15-2009 REG                                       154,562      (a)            155,845
GNMA POOL #351732 SER 2008 6.5 DUE      11-15-2008 REG                                       322,583      (a)            325,261
GNMA POOL #352148 SER 2008 6.5 DUE      07-15-2008 REG                                       153,781      (a)            155,057
GNMA POOL #353959 SER 2008 7 DUE        05-15-2008 REG                                       326,471      (a)            332,988
GNMA POOL #353969 SER 2008 7 DUE        06-15-2008 REG                                       201,999      (a)            205,526
GNMA POOL #353974 SER 2008 7 DUE        07-15-2008 REG                                       416,535      (a)            424,849
GNMA POOL #355126 SER 2009 6.5 DUE      04-15-2009 REG                                       147,939      (a)            149,377
GNMA POOL #357858 SER 2008 6.5 DUE      09-15-2008 REG                                       145,529      (a)            146,737
GNMA POOL #359031 SER 2008 6.5 DUE      08-15-2008 REG                                       101,143      (a)            101,983
GNMA POOL #361059 SER 2008 6.5 DUE      11-15-2008 REG                                       390,715      (a)            393,958
GNMA POOL #362008 SER 2008 7 DUE        09-15-2008 REG                                       360,329      (a)            367,521
GNMA POOL #363449 SER 2008 6.5 DUE      09-15-2008 REG                                       281,529      (a)            283,866
GNMA POOL #367379 SER 2009 6.5 DUE      02-15-2009 REG                                       297,305      (a)            300,195
GNMA POOL #369691 SER 2009 6.5 DUE      02-15-2009 REG                                        51,071      (a)             51,494
GNMA POOL #369940 SER 2008 6.5 DUE      08-15-2008 REG                                       186,192      (a)            187,738
GNMA POOL #370928 SER 2008 6.5 DUE      11-15-2008 REG                                       271,809      (a)            274,065
GNMA POOL #371744 6.5 DUE 04-15-2009 REG                                                     239,349      (a)            241,675

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                                         Shares or
                              Investment Description                                    Face Amount   Cost       Market Value
---------------------------------------------------------------------------------     -------------- ------    ----------------
GNMA POOL #383508 SER 2009 7 DUE        03-15-2009 REG                                      298,378    (a)              304,334
GNMA POOL #391570 SER 2009 7 DUE        05-15-2009 REG                                      541,453    (a)              537,728
GNMA POOL #780575 8 DUE 07-15-2008 REG                                                    1,729,043    (a)            1,785,237
GNMA, POOL # 361467                     SERIES 2008 6.5% DUE 07-15-2008                     168,892    (a)              170,294
GNMA, POOL #352120   SERIES 2008        6.5000 % DUE 08-15-2008                             184,014    (a)              185,541
U.S DEPT VET AFFAIRS GTD REMIC SER      1996-2 CL 1F 6.75 PASS THRU CTF 12-15-21          4,000,000    (a)            3,996,240

Asset Backed Securities
CAL INFRASTRUCTURE & ECON DEV BK SPL    PURP TR SER 97-1 CL A3 6.07 ABS 3-25-03             271,188    (a)              270,667
CAL INFRSTR 5 ECON DEV BK SPL PURP TR   PG & E SER 97-1 CL A5 6.25 6-25-04/02             2,300,000    (a)            2,304,002
COMED TRANSITIONAL FDG TR SER 1998 NT CLA-2 5.29 DUE 06-25-2003 BEO                         359,972    (a)              358,507
PECO ENERGY TRANSITION TR SER 1999-A    CL A-2 5.63 DUE 03-01-2005 BEO                    1,000,000    (a)              993,120

                                                                                                           --------------------
Total Fixed Income                                                                                                  259,851,236
                                                                                                           --------------------

U.S EQUITY FUND

Short Term Investment Fund                                                                3,381,680    (a)            3,381,625

Common Stock
CAMBREX CORP COM                                                                                433    (a)               19,593
ALPHA INDS INC COM                                                                              244    (a)                9,028
AMERN SUPERCONDUCTOR CORP                                                                     3,328    (a)               95,056
APA OPTICS INC COM                                                                           15,261    (a)               99,197
EXCEL TECH INC COM                                                                            7,845    (a)              156,532
ORBOTECH LTD SH COM                                                                           3,879    (a)              144,735
VEECO INSTRS INC DEL COM                                                                      4,632    (a)              185,859
AXSYS TECHNOLOGIES INC COM                                                                    4,690    (a)              127,803
APPLIED FILMS CORP COM                                                                        8,390    (a)              171,471
LIGHTPATH TECHNOLOGIES INC CL A                                                               6,212    (a)               86,192
PEMSTAR INC COM                                                                              23,855    (a)              210,222
COX RADIO INC CL A                                                                            9,600    (a)              216,600
VALUEVISION INTL INC COM                                                                     14,233    (a)              179,692
ADVANCED ENERGY INDS INC COM                                                                  6,990    (a)              157,275
ASM INTL N.V COM STK                                                                          7,987    (a)               74,379
BROOKS AUTOMATION INC COM                                                                     3,788    (a)              106,301
CYMER INC COM                                                                                 5,625    (a)              144,756
FEI CO COM                                                                                    7,981    (a)              181,568
GSI LUMONICS INC COM STK                                                                     11,361    (a)               90,888
MICROSEMI CORP COM                                                                            6,017    (a)              167,348

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                                         Shares or
                              Investment Description                                    Face Amount   Cost       Market Value
---------------------------------------------------------------------------------     -------------- ------    ----------------
PLX TECH INC COM                                                                             11,364    (a)               94,463
SALTON INC COM                                                                                5,475    (a)              113,264
TVIA INC COM STK                                                                             10,519    (a)               41,419
ZORAN CORP COM                                                                                5,285    (a)               81,918
DOLLAR TREE STORES INC COM                                                                    6,512    (a)              159,544
ZALE CORP NEW COM STK                                                                         6,121    (a)              177,892
MONDAVI ROBERT CORP CL A                                                                      7,300    (a)              395,113
ALBERTO-CULVER CO CL B COM                                                                    4,634    (a)              198,393
ANDRX GROUP COM                                                                               2,840    (a)              164,365
ANGIOTECH PHARMACEUTICALS INC COM                                                             5,988    (a)              275,448
AURORA BIOSCIENCES CORP COM                                                                   4,685    (a)              147,285
CELGENE CORP COM                                                                              2,816    (a)               91,520
ENZO BIOCHEM INC COM                                                                          5,192    (a)              129,151
ENZON INC COM                                                                                 1,880    (a)              116,678
INVITROGEN CORP COM                                                                           2,781    (a)              240,209
MEDICIS PHARMACEUTICAL CORP CL A NEW                                                          4,762    (a)              281,553
SICOR INC COM                                                                                22,202    (a)              320,541
TECHNE CORP COM                                                                               5,260    (a)              189,689
SMITHFIELD FOODS INC COM                                                                      5,390    (a)              163,856
BIOSOURCE INTL INC                                                                           14,263    (a)              218,402
COHERENT INC COM                                                                              3,944    (a)              128,180
CYTYC CORP COM                                                                                3,700    (a)              231,481
ENDOCARE INC COM                                                                             10,914    (a)              139,154
MOLECULAR DEVICES CORP COM                                                                    3,078    (a)              210,651
PACKARD BIOSCIENCE INC COM                                                                   13,619    (a)              158,321
STAAR SURGICAL CO COM NEW PAR $0.01                                                          18,352    (a)              230,547
ABERCROMBIE & FITCH CO CL A                                                                   1,856    (a)               37,120
AMERN EAGLE OUTFITTERS INC NEW COM                                                            5,092    (a)              215,137
KEY ENERGY SVCS INC                                                                          18,986    (a)              198,166
VINTAGE PETE INC COM                                                                          8,528    (a)              183,352
RENAISSANCE RE HLDGS LTD COM                                                                  2,375    (a)              185,992
STANCORP FINL GROUP INC COM                                                                   3,357    (a)              160,297
CATALINA MARKETING CORP COM                                                                   5,058    (a)              196,946
LAMAR ADVERTISING CO CL A COM                                                                 6,064    (a)              234,033
PLATO LEARNING INC COM STK                                                                   12,491    (a)              188,146
METRIS COS INC COM                                                                            8,181    (a)              215,263
PHARMACEUTICAL PROD DEV INC COM                                                                 482    (a)               23,949
TELETECH HLDGS INC COM                                                                        3,973    (a)               73,004
ADEPT TECH INC COM                                                                            7,687    (a)              111,462
ADR SMARTFORCE PUB LTD CO SPONSORED     ADRISIN 83170A2069 SEDOL 2254463                      5,718    (a)              214,782
ASPEN TECH INC COM                                                                            5,825    (a)              193,681

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                                            Shares or
                                 Investment Description                                    Face Amount        Cost      Market Value
---------------------------------------------------------------------------------------   -------------  ------------  -------------
CYBEAR GROUP COM                                                                                     537     (a)                 201
GETTY IMAGES INC COM                                                                               7,117     (a)             227,744
INTRANET SOLUTIONS INC COM NEW                                                                     3,626     (a)             184,926
MAPINFO CORP COM                                                                                   3,336     (a)             157,626
SECURE COMPUTING CORP COM                                                                         13,004     (a)             128,415
AEROFLEX INC COM                                                                                   7,125     (a)             205,400
ANAREN MICROWAVE INC COM                                                                           3,110     (a)             208,953
APW LTD COM                                                                                        5,387     (a)             181,811
II-VI INC COM                                                                                     12,106     (a)             183,860
STANFORD MICRODEVICES INC COM ISIN  US8543991025                                                  10,243     (a)             368,748
STRATOS LIGHTWAVE INC COM                                                                         12,988     (a)             221,608
ACTERNA CORP COM                                                                                  16,968     (a)             229,068
AT & T LATIN AMER CORP COM                                                                        12,844     (a)              35,321
DIGITAL LIGHTWAVE INC COM                                                                          5,614     (a)             177,894
PROXIM INC                                                                                         3,831     (a)             164,733
SPECTRALINK COM                                                                                   19,516     (a)             281,762
MFB NTGI COLTV DAILY S&P 500 EQTY INDEX FD - LENDING                                             296,581     (a)           9,893,953
TYCO INTL LTD NEW COM                                                                             81,399     (a)           4,517,645
HONEYWELL INTL INC COM STK                                                                        68,300     (a)           3,231,444
APPLIED MATERIALS INC COM                                                                         22,700     (a)             866,856
AT&T CORP COM LIBERTY MEDIA GROUP SER A                                                          130,800     (a)           1,773,975
CLEAR CHANNEL COMMUNICATIONS INC COM                                                               4,456     (a)             215,838
COX COMMUNICATIONS INC NEW CL A                                                                      600     (a)              27,938
ALTERA CORP COM                                                                                    1,000     (a)              26,313
APPLIED MICRO CIRCUITS CORP CDT-COM                                                                2,080     (a)             156,098
INTEL CORP CAP                                                                                    22,600     (a)             679,413
MICRON TECH INC COM                                                                                4,800     (a)             170,400
PMC SIERRA INC COM                                                                                   800     (a)              62,900
#REORG TIME WARNER STK MERGER TO AOL  TIME WARNER INC 2157776 @1.5 1/11/01                        56,100     (a)           2,930,664
VIACOM COM CL B                                                                                   41,790     (a)           1,953,683
CORNING INC COM                                                                                   11,600     (a)             612,625
COLGATE-PALMOLIVE CO COM                                                                          12,800     (a)             826,240
HOME DEPOT INC COM                                                                                58,700     (a)           2,681,856
WALGREEN CO COM                                                                                   17,200     (a)             719,175
HUMAN GENOME SCIENCES INC                                                                            600     (a)              41,588
MERCK & CO INC COM                                                                                 1,500     (a)             140,438
PFIZER INC COM                                                                                   101,800     (a)           4,682,800
PHARMACIA CORP COM                                                                                21,800     (a)           1,329,800
SCHERING-PLOUGH CORP COM                                                                          36,400     (a)           2,065,700
MEDTRONIC INC COM                                                                                 11,500     (a)             694,313
KOHLS CORP COM                                                                                    23,100     (a)           1,409,100

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                                            Shares or
                                 Investment Description                                    Face Amount        Cost      Market Value
---------------------------------------------------------------------------------------   -------------  ------------  -------------
ADR BP P L C FORMERLY BP AMOCO P L C TO 05/ SPONSORED ADR BP PLC                                 3,200       (a)             153,200
#REORG CHASE MANHATTAN CORP NEW N/C TO  JP MORGAN CHASE & CO 2427148 @1 1/2/01                  16,800       (a)             763,350
MBNA CORP COM                                                                                  136,200       (a)           5,030,888
CITIGROUP INC COM                                                                               87,000       (a)           4,442,438
FHLMC VTG COM                                                                                   12,600       (a)             867,825
FNMA COM STK                                                                                     2,600       (a)             225,550
HSEHD INTL INC COM                                                                              14,600       (a)             803,000
MORGAN STANLEY DEAN WITTER & CO COM NEW ISIN #6174464486                                        11,700       (a)             927,225
AMER INTL GROUP INC COM                                                                          5,900       (a)             581,519
MERRILL LYNCH & CO INC COM                                                                       9,800       (a)             668,238
#REORG AMERICA ONLINE STK MERGER TO AOL TIME WARNER 2157776 @1 EFF 1/11/01                       3,400       (a)             118,320
AMDOCS LTD COM                                                                                     600       (a)              39,750
BEA SYS INC COM                                                                                  1,000       (a)              67,313
CISCO SYS INC COM                                                                               93,900       (a)           3,591,675
EMC CORP COM COM                                                                                40,600       (a)           2,699,900
I2 TECHNOLOGIES INC COM                                                                            600       (a)              32,625
MICROSOFT CORP COM                                                                               8,000       (a)             347,000
ORACLE CORP COM                                                                                 30,400       (a)             883,500
SUN MICROSYSTEMS INC COM STK $.00067 PAR                                                        32,600       (a)             908,725
VERITAS SOFTWARE CORP COM                                                                        4,800       (a)             420,000
GEN ELEC CO COM                                                                                 15,000       (a)             719,063
SOLECTRON CORP COM                                                                               4,200       (a)             142,380
#REORG SDL INC STK MERGER TO JDS  UNIPHASE CORP 2427106 @3.8 EFF 2/14/01                         1,400       (a)             207,463
ADR NOKIA CORP SPONSORED FINLAND                                                                80,300       (a)           3,493,050
ADR VODAFONE GROUP PLC NEW SPONSORED ADR                                                        30,600       (a)           1,095,863
AT&T WIRELESS GROUP COM                                                                         44,400       (a)             768,675
JUNIPER NETWORKS INC COM                                                                         1,800       (a)             226,913
NORTEL NETWORKS CORP NEW COM                                                                    54,600       (a)           1,750,613
TYCOM LTD COM                                                                                    2,100       (a)              46,988
UTD TECHNOLOGIES CORP COM                                                                        3,540       (a)             278,333
ALPHA INDS INC COM                                                                               5,980       (a)             221,260
CREE INC FORMERLY CREE RESH INC EFF  01/03/2000 COM COM                                          9,020       (a)             320,492
THERMO ELECTRON CORP COM                                                                        10,340       (a)             307,615
HARLEY DAVIDSON INC COM                                                                          5,990       (a)             238,103
CHARTER COMMUNICATIONS INC DEL CL A                                                             15,370       (a)             348,707
CLEAR CHANNEL COMMUNICATIONS INC COM                                                             7,860       (a)             380,719
APPLIED MICRO CIRCUITS CORP CDT-COM                                                              5,210       (a)             390,994
EMERSON ELEC CO COM                                                                              5,310       (a)             418,494
QLOGIC CORP COM                                                                                  1,780       (a)             137,060
TRANSWITCH CORP COM                                                                              4,570       (a)             178,801
TRIQUINT SEMICONDUCTOR INC COM                                                                   5,000       (a)             218,438

                            FORT JAMES CORPORATION
                                 401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000


                                                                                   Shares or
                                 Investment Description                           Face Amount           Cost         Market Value
-------------------------------------------------------------------------------   -----------        ---------      -------------
VITESSE SEMICONDUCTOR CORP COM                                                          5,800            (a)              320,813
CORNING INC COM                                                                        11,270            (a)              595,197
COLGATE-PALMOLIVE CO COM                                                                9,470            (a)              611,289
PROCTER & GAMBLE CO COM                                                                 5,540            (a)              434,544
KROGER CO COM                                                                          11,620            (a)              314,466
RADIOSHACK CORP COM                                                                     5,920            (a)              253,450
STARBUCKS CORP COM                                                                      7,020            (a)              310,635
WAL-MART STORES INC COM                                                                15,520            (a)              824,500
PEPSICO INC COM                                                                         9,540            (a)              472,826
ABBOTT LAB COM                                                                         23,990            (a)            1,162,016
AMER HOME PROD CORP COM                                                                13,240            (a)              841,402
AMGEN INC COM                                                                          14,860            (a)              950,111
GENENTECH INC COM STK                                                                   5,670            (a)              462,105
GENZYME CORP COM                                                                        2,500            (a)              224,844
KING PHARMACEUTICALS INC COM                                                            6,190            (a)              319,946
MERCK & CO INC COM                                                                     19,880            (a)            1,861,265
PFIZER INC COM                                                                         86,420            (a)            3,975,320
SYSCO CORP COM                                                                          9,310            (a)              279,300
HCA-HEALTHCARE CO COM                                                                  13,350            (a)              587,534
TENET HEALTHCARE CORP COM                                                               4,870            (a)              216,411
BAXTER INTL INC COM                                                                     9,470            (a)              836,319
KOHLS CORP COM                                                                         10,650            (a)              649,650
BJ SVCS CO COM                                                                          4,080            (a)              281,010
AMER EXPRESS CO COM                                                                     4,210            (a)              231,287
AMER INTL GROUP INC COM                                                                 6,095            (a)              600,738
MERRILL LYNCH & CO INC COM                                                              6,510            (a)              443,901
TMP WORLDWIDE INC COM                                                                   5,340            (a)              293,700
#REORG AMERICA ONLINE STK MERGER TO AOL TIME WARNER 2157776 @1 EFF 1/11/01             49,610            (a)            1,726,428
AETHER SYSTEMS INC COM                                                                  4,380            (a)              171,368
ART TECH GROUP INC OC-COM ISIN          US04289L107                                     8,410            (a)              257,031
AUTO DATA PROCESSING INC COM                                                            9,240            (a)              585,008
BEA SYS INC COM                                                                        12,570            (a)              846,118
BROCADE COMMUNICATIONS SYS INC COM ISIN #US1116211087                                   8,480            (a)              778,570
CELESTICA INC SUB VTG SHS                                                               8,920            (a)              483,910
CHECK PT SOFTWARE COM                                                                   3,800            (a)              507,538
CISCO SYS INC COM                                                                      95,080            (a)            3,636,810
COMVERSE TECH INC                                                                       5,050            (a)              548,556
EBAY INC COM                                                                            5,160            (a)              170,280
ELECTR DATA SYS CORP NEW COM                                                            8,320            (a)              480,480
EMC CORP COM COM                                                                       21,040            (a)            1,399,160
EXODUS COMMUNICATIONS INC COM STK ISIN# US3020881096                                    9,310            (a)              186,200

                            FORT JAMES CORPORATION
                                 401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000


                                                                                   Shares or
                        Investment Description                                    Face Amount           Cost         Market Value
--------------------------------------------------------------------------        -----------       ------------     ------------
EXTREME NETWORKS INC COM                                                                4,950            (a)              193,669
HANDSPRING INC COM                                                                      4,650            (a)              181,059
12 TECHNOLOGIES INC COM                                                                10,210            (a)              555,169
INTERNET SEC SYS INC COM                                                                3,410            (a)              267,472
MACROMEDIA INC COM                                                                      4,720            (a)              286,740
MERCURY INTERACTIVE CORP                                                                2,090            (a)              188,623
PALM INC COM STK ISIN# US6966421074                                                    12,300            (a)              348,244
PEREGRINE SYS INC COM                                                                  12,650            (a)              249,838
REDBACK NETWORKS INC COM ISIN           US7572091012                                    6,710            (a)              275,110
SIEBEL SYS INC COM                                                                     11,300            (a)              764,163
SUN MICROSYSTEMS INC COM STK $.00067 PAR                                               48,800            (a)            1,360,300
VERISIGN INC COM                                                                        4,169            (a)              309,288
VERITAS SOFTWARE CORP COM                                                               4,797            (a)              419,738
VIGNETTE CORP COM                                                                      12,100            (a)              217,800
GEN ELEC CO COM                                                                       115,850            (a)            5,553,559
ADR NOKIA CORP SPONSORED FINLAND                                                       29,410            (a)            1,279,335
CIENA CORP COM                                                                          5,430            (a)              441,188
JDS UNIPHASE CORP COM ISIN US46612J1016                                                20,800            (a)              867,100
JUNIPER NETWORKS INC COM                                                                4,870            (a)              613,924
METROMEDIA FIBER NETWORK INC CL A                                                      18,680            (a)              189,135
NETWORK APPLIANCE INC COM                                                               3,920            (a)              251,615
NEXTEL COMMUNICATIONS INC CL A COM STK                                                 12,330            (a)              305,168
NORTEL NETWORKS CORP NEW COM                                                           21,940            (a)              703,451
ONI SYS CORP COM                                                                        2,680            (a)              106,028
POLYCOM INC COM                                                                         7,900            (a)              254,281
POWERWAVE TECHNOLOGIES INC COM                                                          3,800            (a)              222,300
QUALCOMM INC COM                                                                       10,220            (a)              839,956
SONUS NETWORKS INC COM ISIN US8359161077                                                8,020            (a)              202,505
AES CORP COM                                                                            7,840            (a)              434,140
#REORG EL PASO ENERGY CORP N/C TO EL    PASO CORP 2301049 @1 EFF 2/7/01                 3,630            (a)              259,999
ENRON CORP COM                                                                          4,280            (a)              355,775
GA PAC CORP COM-GEORGIA PAC GROUP                                                       6,200            (a)              192,975
AIR PROD & CHEM INC COM                                                                21,600            (a)              885,600
EASTMAN CHEM CO COM                                                                     1,900            (a)               92,625
ENGELHARD CORP COM                                                                     14,700            (a)              299,513
FMC CORP COM (NEW)                                                                        800            (a)               57,350
PRAXAIR INC COM                                                                         4,200            (a)              186,375
WESTVACO CORP COM                                                                       2,300            (a)               67,131
BOEING CO CAP                                                                           7,500            (a)              495,000
GEN DYNAMICS CORP COM                                                                   1,800            (a)              140,400
GOODRICH CORPORATION                                                                    3,500            (a)              127,313

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                             Shares or
                   Investment Description                                   Face Amount        Cost       Market Value
------------------------------------------------------------------------  ---------------  ----------  -----------------
TYCO INTL LTD NEW COM                                                            16,500        (a)              915,750
MINN MNG & MFG CO COM                                                             3,000        (a)              361,500
TEXTRON INC COM                                                                   2,000        (a)               93,000
UTD TECHNOLOGIES CORP COM                                                        14,000        (a)            1,100,750
COOPER IND INC COM                                                                1,800        (a)               82,688
QUANTA SVCS INC COM                                                               3,600        (a)              115,875
JOHNSON CTL INC COM                                                               5,600        (a)              291,200
AT&T CORP COM LIBERTY MEDIA GROUP SER A                                          20,900        (a)              283,456
#REORG KAUFMAN & BROAD HOME CORP COM N/CKB HOME 1-17-01 SEE #2447812              1,400        (a)               47,163
D R HORTON INC COM                                                                8,200        (a)              200,388
ANALOG DEVICES INC COM                                                            6,900        (a)              353,194
ARROW ELECTR INC COM                                                              4,700        (a)              134,538
DARDEN RESTAURANTS INC COM                                                        6,000        (a)              137,250
WENDY S INTL INC COM                                                             15,400        (a)              404,250
DELUXE CORP COM                                                                   8,600        (a)              217,322
BRUNSWICK CORP COM                                                               10,500        (a)              172,594
DISNEY WALT CO COM                                                                2,100        (a)               60,769
AMERN STD COS INC DEL COM                                                         3,500        (a)              172,594
ITT INDS INC COM                                                                  9,600        (a)              372,000
KNIGHT-RIDDER INC COM STK                                                         7,300        (a)              415,188
MCGRAW HILL COMPANIES INC COM                                                    11,100        (a)              650,738
NEW YORK TIMES CO CL A ISIN             #US6501111073                             4,900        (a)              196,306
AUTOZONE INC COM                                                                  1,100        (a)               31,350
KROGER CO COM                                                                     4,700        (a)              127,194
PAYLESS SHOESHOURCE INC COM                                                       2,700        (a)              191,025
ROSS STORES INC COM                                                               3,500        (a)               59,063
JONES APPAREL GROUP INC COM                                                      17,400        (a)              560,063
AMERISOURCE DISTR CORP CL A COM                                                  12,200        (a)              616,100
BRISTOL MYERS SQUIBB CO COM                                                      20,500        (a)            1,515,719
CARDINAL HLTH INC                                                                 9,200        (a)              916,550
MERCK & CO INC COM                                                               19,000        (a)            1,778,875
CONAGRA FOODS INC                                                                10,700        (a)              278,200
SMITHFIELD FOODS INC COM                                                          6,400        (a)              194,560
SUPER VALU INC COM                                                                7,000        (a)               97,125
HCA-HEALTHCARE CO COM                                                            11,300        (a)              497,313
TENET HEALTHCARE CORP COM                                                        22,700        (a)            1,008,731
DENTSPLY INTL INC NEW COM                                                         1,700        (a)               66,513
HILLENBRAND IND INC COM                                                           4,900        (a)              252,350
JOHNSON & JOHNSON COM                                                            18,200        (a)            1,912,138
FEDT DEPT STORES INC DEL COM                                                     19,600        (a)              686,000

                            FORT JAMES CORPORATION
                                  401(K) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                                 Shares or
                   Investment Description                                       Face Amount         Cost       Market Value
------------------------------------------------------------------------      ---------------    ---------  -----------------
SEARS ROEBUCK & CO COM                                                                 8,700        (a)              302,325
PHILIP MORRIS COS INC COM                                                             17,900        (a)              787,600
AMERADA HESS CORP COM                                                                  9,900        (a)              723,319
APACHE CORP COM                                                                        8,400        (a)              588,525
HELMERICH & PAYNE INC COM                                                              6,500        (a)              285,188
KERR MCGEE CORP COM                                                                    8,900        (a)              595,744
MURPHY OIL CORP COM                                                                    3,100        (a)              187,356
PRIDE INTL INC COM                                                                     3,800        (a)               93,575
SUNOCO INC COM                                                                        10,300        (a)              346,981
TIDEWATER INC COM                                                                      4,600        (a)              204,125
ULTRAMAR-DIAMOND SHAMROCK CORP COM STK                                                11,200        (a)              345,800
USX - MARATHON GROUP COM NEW                                                          25,500        (a)              707,625
VALERO ENERGY CORP COM STK NEW                                                        11,600        (a)              431,375
VINTAGE PETE INC COM                                                                   3,500        (a)               75,250
#REORG FIRSTAR CORP NEW WIS STK MERGER  TO US BANCORP DEL 2952468 EFF 2/27/01         33,600        (a)              781,200
#REORG NATNL COMMERCE BANCORP N/C TO    NATNL COMMERCE FINL CORP 2605634 4/25/01       1,900        (a)               47,025
BK AMER CORP COM                                                                       6,600        (a)              302,775
CITY NATL CORP COM                                                                     2,400        (a)               93,150
COMERICA INC COM                                                                      14,800        (a)              878,750
FLEETBOSTON FINL CORP COM STK                                                         26,800        (a)            1,006,675
GOLDEN ST BANCORP INC COM STK                                                         18,700        (a)              587,881
GREENPOINT FNCL CORP COM                                                              17,700        (a)              724,594
PROVIDIAN FINL CORP COM                                                                2,400        (a)              138,000
WA MUT INC COM                                                                        20,600        (a)            1,093,088
AMERICREDIT CORP COM                                                                  10,600        (a)              288,850
CITIGROUP INC COM                                                                     37,504        (a)            1,915,048
FHLMC VTG COM                                                                          2,900        (a)              199,738
FNMA COM STK                                                                          16,100        (a)            1,396,675
ALLMERICA FINL CORP COM                                                                7,900        (a)              572,750
AMBAC FNCL GROUP COM STK                                                               9,600        (a)              559,800
CIGNA CORP COM                                                                         5,200        (a)              687,960
HANCOCK JOHN FINL SVCS INC COM ISIN     US41014S1069                                   8,300        (a)              312,288
LINCOLN NATL CORP COM                                                                 17,300        (a)              818,506
LOEWS CORP COM                                                                         7,600        (a)              787,075
MBIA INC COM                                                                           3,900        (a)              289,088
MGIC INVT CORP WIS COM                                                                12,700        (a)              856,456
OLD REP INTL CORP COM                                                                 20,300        (a)              649,600
RADIAN GROUP INC COM                                                                   6,500        (a)              487,906
BEAR STEARNS COS INC COM                                                               1,200        (a)               60,825

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000


                                                                                              Shares or
                                    Investment Description                                  Face Amount    Cost    Market Value
-----------------------------------------------------------------------------------------  -------------- -------  -------------
FRKLN RES INC COM                                                                               2,700       (a)       102,870
INTERPUBLIC GROUP COMPANIES INC COM                                                             1,600       (a)        68,100
PMI GROUP INC COM                                                                               9,300       (a)       629,494
METRIS COS INC COM                                                                              8,400       (a)       221,025
ACXIOM CORP COM                                                                                 2,300       (a)        89,556
FIRST DATA CORP COM                                                                             5,600       (a)       295,050
HEWLETT-PACKARD CO COM                                                                          3,300       (a)       104,156
INTL BUSINESS MACH CORP CAP                                                                     1,000       (a)        85,000
NETWORKS ASSOC INC COM STK                                                                      3,600       (a)        15,075
SYBASE INC COM                                                                                  9,900       (a)       196,144
TECH DATA CORP COM                                                                              8,700       (a)       235,308
AMPHENOL CORP NEW CL A                                                                          1,400       (a)        54,863
AVX CORP COM                                                                                    3,800       (a)        62,225
GEN ELEC CO COM                                                                                 3,500       (a)       167,781
TECHNITROL INC COM                                                                              6,300       (a)       259,088
VISHAY INTERTECHNOLOGY INC COM                                                                  1,150       (a)        17,394
DYCOM INDS INC COM                                                                              2,900       (a)       104,219
ATLAS AIR WORLDWIDE HLDGS INC                                                                   3,300       (a)       107,663
DELTA AIR LINES INC COM                                                                         2,000       (a)       100,375
BELLSOUTH CORP COM STK                                                                          3,000       (a)       122,813
SBC COMMUNICATIONS INC COM                                                                     11,700       (a)       558,675
VERIZON COMMUNICATIONS COM                                                                     36,884       (a)     1,848,811
CONECTIV INC COM STK                                                                           11,500       (a)       230,719
ENERGY E. CORP COM                                                                             11,100       (a)       218,531
KEYSPAN CORP COM                                                                               19,700       (a)       834,788
MDU RES GROUP INC COM                                                                           8,000       (a)       260,000
PG& E CORP COM                                                                                 28,100       (a)       562,000
ALLEGHENY ENERGY INC COM                                                                        7,900       (a)       380,681
CINERGY CORP COM                                                                               20,300       (a)       713,038
EDISON INTL COM                                                                                 7,400       (a)       115,625
FIRSTENERGY CORP COM                                                                           15,700       (a)       495,531
PPL CORP COM ISIN US69351T1060                                                                  2,900       (a)       131,044
SEMPRA ENERGY INC COM STK                                                                      30,200       (a)       702,150
NATL FUEL GAS CO COM                                                                            3,700       (a)       232,869
NICOR INC COM                                                                                   6,000       (a)       259,125
PEOPLES ENERGY CORP COM                                                                         4,700       (a)       210,325
QUESTAR CORP COM                                                                               11,000       (a)       330,688
WILLIAMS CO INC COM                                                                            27,900       (a)     1,114,256
ALBEMARLE CORP COM                                                                              6,200       (a)       153,450

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE 0F ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                                              Shares or
                                    Investment Description                                  Face Amount    Cost    Market Value
-----------------------------------------------------------------------------------------  -------------- -------  -------------
CYTEC IND COM                                                                                   2,600       (a)           103,838
GRACE W R & CO DEL NEW COM STK                                                                 11,400       (a)            36,338
POTASH CORP SASK INC COM                                                                        2,200       (a)           172,288
BALL CORP COM                                                                                   4,000       (a)           184,250
COML METALS CO COM                                                                              5,700       (a)           126,825
GOODRICH CORPORATION                                                                            4,000       (a)           145,500
PRECISION CASTPARTS CORP COM                                                                    3,600       (a)           151,425
HUGHES SUP INC COM                                                                              5,600       (a)           100,464
JACOBS ENGR GROUP INC COM                                                                       2,700       (a)           124,706
BELDEN INC COM                                                                                  5,900       (a)           149,713
C&D TECHNOLOGIES INC COM                                                                        2,000       (a)            86,375
CABLE DESIGN TECHNOLOGIES CORP                                                                  3,900       (a)            65,569
GEN CABLE CORP DEL NEW COM                                                                     18,900       (a)            83,869
#REORG ACUTANT CORP CLASS A COM REV SPLTTO ACUTANT CORP CL A 2000577 @.2 1/25/01                3,700       (a)            11,100
JLG INDS INC COM                                                                               17,000       (a)           180,625
NACCO IND INC CL A COM                                                                          4,900       (a)           214,069
TIMKEN CO COM                                                                                  14,300       (a)           216,288
AIRGAS INC COM                                                                                 13,900       (a)            94,694
BRIGHTPOINT INC COM                                                                             7,000       (a)            24,500
TORO CO COM                                                                                     4,800       (a)           176,100
STEELCASE INC CL A COM                                                                          7,500       (a)           104,063
IT GROUP INC COM STK                                                                           15,300       (a)            76,500
REP SVCS INC COM                                                                                7,600       (a)           130,625
TETRA TECH INC NEW COM                                                                          4,800       (a)           153,000
DURA AUTOMOTIVE SYS INC COM                                                                     7,100       (a)            37,275
AVID TECH INC COM                                                                               5,900       (a)           107,767
#REORG KAUFMAN & BROAD HOME CORP COM N/CKB HOME 1-17-01 SEE #2447812                            6,200       (a)           208,863
CENTEX CORP COM                                                                                 5,100       (a)           191,569
D R HORTON INC COM                                                                              7,500       (a)           183,281
M D C HLDGS INC COM                                                                             5,300       (a)           174,635
N V R INC COM                                                                                   1,600       (a)           197,760
NCI BLDG SYS INC COM                                                                            9,700       (a)           182,481
PULTE HOMES INC COM                                                                             4,300       (a)           181,406
RYLAND GROUP INC COM                                                                            4,200       (a)           171,150
STD PAC CORP NEW COM                                                                            7,100       (a)           165,963
TOLL BROS INC COM                                                                               5,000       (a)           204,375
WEBB DEL CORP COM                                                                               5,400       (a)           157,950
#REORG SILICON VY GROUP STK MERGER TO   ASM LITHOGRAPHY 2000169 EFF 5/21/01                     5,800       (a)           166,750
ARROW ELECTR INC COM                                                                            5,000       (a)           143,125
FAIRCHILD SEMICONDUCTOR INTL INC CL A                                                           9,700       (a)           140,044
GEN SEMICONDUCTOR INC COM                                                                       7,100       (a)            44,375

                            FORT JAMES CORPORATION
                                  401(k) PLAN
          SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                                           Shares or
                         Investment Description                                           Face Amount     Cost       Market Value
--------------------------------------------------------------------------------------  --------------- --------   ----------------
NU HORIZONS ELECTRS CORP COM                                                                 19,600        (a)          175,175
SALTON INC COM                                                                                3,800        (a)           78,613
CBRL GROUP INC COM STK                                                                       11,500        (a)          209,156
LONE STAR STEAKHOUSE SALOON COM                                                              14,300        (a)          137,638
RUBY TUESDAY INC COM                                                                         12,600        (a)          192,150
BOWNE & CO INC COM                                                                            9,400        (a)           99,288
DELUXE CORP COM                                                                               7,200        (a)          181,944
HARLAND JOHN H CO COM                                                                        10,300        (a)          145,488
PRIME HOSPITALITY CORP COM                                                                    8,900        (a)          103,463
TIMBERLAND CO CL A                                                                            1,900        (a)          127,063
ANCHOR GAMING COM                                                                             2,400        (a)           93,600
AZTAR CORP COM                                                                               15,400        (a)          199,238
BRUNSWICK CORP COM                                                                            9,800        (a)          161,088
DIRECT FOCUS INC COM ISIN CA2549311082                                                        4,700        (a)          157,744
GTECH HLDGS CORP COM                                                                          8,400        (a)          172,725
INTL GAME TECH COM                                                                            2,000        (a)           96,000
OAKLEY INC COM                                                                                5,700        (a)           76,950
TOPPS INC COM                                                                                13,200        (a)          121,275
NORTEK INC COM                                                                                6,600        (a)          156,338
US IND INC NEW COM                                                                           13,100        (a)          104,800
SCHOLASTIC CORP COM                                                                           2,200        (a)          194,975
#REORG MUSICLAND CORP CASH MERGER EFF   1/31/01                                              11,200        (a)          138,600
BARNES & NOBLE INC COM                                                                        9,100        (a)          241,150
FINISH LINE INC CL A                                                                         11,200        (a)           66,151
GENESCO INC COM                                                                               4,700        (a)          114,856
PAYLESS SHOESHOURCE INC COM                                                                   3,600        (a)          254,700
PIER 1 IMPORTS INC COM                                                                        9,500        (a)           97,969
RENT A CTR INC NEW COM                                                                        6,600        (a)          227,700
REX STORES CORP COM                                                                           5,500        (a)           91,438
SHARPER IMAGE CORP COM                                                                        4,300        (a)           66,113
NATL SERVICE IND INC COM                                                                      5,700        (a)          146,419
MEDICIS PHARMACEUTICAL CORP CL A NEW                                                          1,200        (a)           70,950
FLEMING COS INC COM                                                                          10,000        (a)          118,125
SUIZA FOODS CORP COM                                                                          1,700        (a)           81,600
PAXAR CORP COM                                                                                7,600        (a)           77,425
SCANSOURCE INC COM                                                                            1,600        (a)           62,400
#REORG QUORUM HLTH GRP CSH & STK MRGR   TOTRIAD HOSPITALS INC 2867947 4/27/01                11,800        (a)          185,850
1ST HLTH GROUP CORP COM                                                                       2,800        (a)          130,375
BEVERLY ENTERPRISES INC COM STK                                                              27,600        (a)          225,975
DAVITA INC COM                                                                               12,200        (a)          208,925
HEALTH NET INC COM                                                                            4,800        (a)          125,700

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                                           Shares or
                         Investment Description                                           Face Amount     Cost       Market Value
--------------------------------------------------------------------------------------  --------------- --------   ----------------
HEALTHSOUTH CORP COM STK                                                                      8,200        (a)          133,763
HUMANA INC COM                                                                               17,600        (a)          268,400
IMPATH INC COM                                                                                1,300        (a)           86,450
MID ATLC MED SVCS INC COM                                                                     4,400        (a)           87,175
PACIFICARE HLTH SYS INC DEL COM                                                              16,100        (a)          241,500
TRIGON HEALTHCARE INC CL A COM                                                                2,300        (a)          178,969
UNVL HEALTH SERVICES INC CL B COM                                                             1,700        (a)          189,975
COOPER COS INC COM NEW                                                                        2,900        (a)          115,638
DENTSPLY INTL INC NEW COM                                                                     2,300        (a)           89,988
ESC MED SYS LTD COM                                                                           9,600        (a)          115,800
LAB CORP AMER HLDGS COM NEW                                                                     900        (a)          158,400
QUEST DIAGNOSTICS INC COM                                                                       900        (a)          127,800
SCHEIN HENRY INC COM                                                                          3,500        (a)          121,188
STERIS CORP COM                                                                              14,000        (a)          225,750
CHRISTOPHER & BANKS CORP COM                                                                  6,700        (a)          188,856
NEIMAN-MARCUS GROUP INC CL A                                                                  3,700        (a)          131,581
REYNOLDS R J TOB HLDGS INC COM                                                                5,000        (a)          243,750
UNVL CORP VA COM                                                                              5,900        (a)          206,500
NOBLE AFFILIATES INC COM                                                                      4,500        (a)          207,000
SUNOCO INC COM                                                                                7,400        (a)          249,288
TEEKAY SHIPPING CORP COM                                                                      5,800        (a)          220,400
TOSCO CORP COM NEW                                                                            4,200        (a)          142,538
ULTRAMAR-DIAMOND SHAMROCK CORP COM STK                                                        7,300        (a)          225,388
VALERO ENERGY CORP COM STK NEW                                                                6,400        (a)          238,000
ASTORIA FINL CORP COM                                                                         5,300        (a)          287,856
BANCO LATINOAMERICANO DE EXPORTACIONES SA CL E                                                5,400        (a)          186,638
CAPITOL FED FINL COM ISIN               #US14057C1062                                         8,200        (a)          137,350
DIME BANCORP INC NEW COM                                                                      8,700        (a)          257,194
DIME CMNTY BANCORP INC COM                                                                    6,500        (a)          164,125
DOWNEY FINL CORP COM                                                                          4,100        (a)          225,500
FIRSTFED FINL CORP DEL COM                                                                    6,000        (a)          193,875
GREENPOINT FNCL CORP COM                                                                      6,300        (a)          257,906
HIBERNIA CORP CL A COM                                                                        6,500        (a)           82,875
HUDSON UTD BANCORP COM                                                                        4,300        (a)           90,031
ADR ESPIRITO SANTO FINL HLDG S A ISIN   #US29665F2002                                         7,800        (a)          138,450
AMERICREDIT CORP COM                                                                          4,100        (a)          111,725
DORAL FINL CORP COM                                                                           9,100        (a)          220,106
HELLER FINL INC CL A COM STK                                                                  7,900        (a)          242,431
1ST AMERN CORP CAL COM COM                                                                    7,700        (a)          253,138
AMERUS GROUP CO COM                                                                           4,900        (a)          158,638
EVEREST RE GROUP LTD.ISIN BMG3223R1088  SEDOL 2709907                                         3,200        (a)          229,200

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                    Shares or
                Investment Description                             Face Amount         Cost         Market Value
------------------------------------------------                 ---------------     -------    -------------------
OLD REP INTL CORP COM                                                      7,200         (a)                230,400
RENAISSANCE RE HLDGS LTD COM                                               2,100         (a)                164,456
STANCORP FINL GROUP INC COM                                                3,800         (a)                181,450
FEDT INVESTORS INC CL B                                                    5,100         (a)                148,538
SEC CAP GROUP INC CL B                                                     8,100         (a)                162,506
CATELLUS DEV CORP                                                         13,400         (a)                234,500
LNR PPTY CORP COM                                                          8,000         (a)                176,000
EDWARDS A.G INC COM                                                        3,700         (a)                175,519
JEFFERIES GROUP INC NEW COM                                                5,200         (a)                162,500
RAYMOND JAMES FNCL INC COM STK                                             7,200         (a)                251,100
S W SECS GROUP INC COM                                                     8,500         (a)                219,938
ADVO INC COM                                                               4,300         (a)                190,813
PMI GROUP INC COM                                                          2,700         (a)                182,756
AFFILIATED MANAGERS GROUP INC COM STK                                      2,300         (a)                126,213
BLOCK H & R INC COM                                                        2,400         (a)                 99,300
CHEMED CORP COM                                                            4,700         (a)                158,038
METRIS COS INC COM                                                         2,400         (a)                 63,150
NOVA CORP GA COM                                                           8,300         (a)                165,481
PHARMACEUTICAL PROD DEV INC COM                                            2,700         (a)                134,156
PRE PAID LEGAL SVCS INC COM                                                3,900         (a)                 99,450
AMERN MGMT SYS INC COM                                                     9,900         (a)                196,144
AUTODESK INC COM                                                           7,600         (a)                204,725
BARRA INC COM                                                              2,100         (a)                 98,963
BLACK BOX CORP DEL COM                                                     1,800         (a)                 86,963
COMDISCO INC COM                                                          17,800         (a)                203,588
FAIR ISAAC & CO INC COM                                                    2,500         (a)                127,500
IOMEGA CORP COM                                                           25,000         (a)                 84,250
JDA SOFTWARE GROUP INC COM                                                 4,400         (a)                 57,475
MENTOR GRAPHICS CORP COM                                                   4,200         (a)                115,238
NATL DATA CORP COM                                                         3,400         (a)                124,525
NETWORKS ASSOC INC COM STK                                                 3,800         (a)                 15,913
POMEROY COMPUTER RES INC COM                                               6,200         (a)                 94,550
QUANTUM CORP DSSG COM                                                     11,400         (a)                151,763
READ-RITE CORP COM                                                        13,100         (a)                 52,810
TECH DATA CORP COM                                                         2,200         (a)                 59,503
BENCHMARK ELECTRS INC COM                                                  4,900         (a)                110,556
HARMAN INTL INDS INC NEW                                                   3,900         (a)                142,350
HARRIS CORP COM                                                            7,400         (a)                226,625
KEMET CORP COM                                                             4,800         (a)                 72,600
PIONEER STD ELECTRS INC COM                                                5,900         (a)                 64,900
PK ELECTROCHEMICAL CORP COM                                                3,300         (a)                101,269

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                    Shares or
                Investment Description                             Face Amount         Cost         Market Value
------------------------------------------------                 ---------------     -------    -------------------
VISHAY INTERTECHNOLOGY INC COM                                             2,400         (a)                 36,300
WALLACE COMPUTER SVCS INC COM                                             10,900         (a)                185,300
ANIXTER INTL INC COM                                                       4,400         (a)                 95,150
WORLD ACCESS INC (NEW)                                                     5,700         (a)                 13,716
AMR CORP COM                                                               2,700         (a)                105,806
CONTL AIRL INC CL B                                                        4,800         (a)                247,800
FRONTIER AIRLS INC NEW COM                                                 4,400         (a)                136,125
#REORG AVIS GROUP HLDGS INC CL A CASH   MERGER EFF 3/1/01                  5,100         (a)                166,069
RYDER SYS INC COM                                                          4,400         (a)                 73,150
AR BEST CORP DEL COM                                                       6,800         (a)                124,525
KEYSPAN CORP COM                                                           4,600         (a)                194,925
UTILICORP UNITED INC COM                                                   8,100         (a)                251,100
ADR COMPANHIA PARANAENSE DE ENERGIA SER B COPEL ISIN US20441B4077         16,400         (a)                138,375
ADR HUANENG PWR INTL INC SPONSORED ADR  SER N SHS                         10,600         (a)                200,075
EL PASO ELEC CO COM NEW                                                    6,600         (a)                 87,120
PUB SVC CO N MEX COM                                                       7,100         (a)                190,369
SEMPRA ENERGY INC COM STK                                                 11,100         (a)                258,075
ENERGEN CORP COM                                                           6,900         (a)                222,094
EQUITABLE RES INC COM                                                      1,400         (a)                 93,450
WESTN GAS RES INC COM                                                      7,300         (a)                245,919
MFO ST STR RUSSELL 1000 VALUE INDEX SL  FD #CM82                       1,858,515         (a)             55,920,859
MFO ST ST GLOBAL ADVISORS S&P 500       FLAGSHIP FD                      324,197         (a)             73,050,768
MFO ST STR RUSSELL TOP 200 INDEX FD     #CMP6                          7,301,143         (a)             76,647,396

                                                                                                    ---------------
Total US Equity                                                                                         428,731,445
                                                                                                    ---------------
NON-U.S. EQUITY FUND

Short Term Investment Fund                                               908,527         (a)                908,527

BCE INC COM NPV                                                                1         (a)                     29
NORTEL NETWORKS CP COM NPV                                                14,581         (a)                466,456
ROGERS COMMS INC CLASS'B'COM NPV                                           7,142         (a)                121,490
ALSTOM EUR6                                                               12,699         (a)                327,868
AVENTIS SA EUR3.82                                                        18,807         (a)              1,650,929
CARREFOUR EUR2.5                                                           7,677         (a)                482,186
RHODIA EUR15                                                              17,917         (a)                277,553
SUEZ EUR10                                                                 6,252         (a)              1,141,658
TOTAL FINA ELF EUR10                                                       3,903         (a)                580,432
VIVENDI UNIVERSAL EUR5.5                                                  14,081         (a)                926,721
ALLIANZ AG DEM5(REGD)(VINKULIERT) DEM                                      2,452         (a)                922,438
DRESDNER BANK AG NPV(REGD)                                                13,269         (a)                576,788

                                    FORT JAMES CORPORATION
                                         401(k) PLAN
                 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                      DECEMBER 31, 2000

                                                                                    Shares or
                            Investment Description                                Face Amount      Cost      Market Value
-----------------------------------------------------------------------------   --------------   --------   --------------
E.ON AG NPV                                                                          17,508         (a)       1,065,145
ERGO VERSICHERUNGS ORD NPV                                                               75         (a)          12,534
MUNCHENER RUCKVERS NPV(REGD)                                                          1,666         (a)         594,369
MTR CORP HKD1                                                                        48,000         (a)          84,001
SUN HUNG KAI PROP HKD0.50                                                            61,000         (a)         608,053
BCA NAZ DEL LAVORO ITL1000                                                          143,320         (a)         439,999
ENI ITL1000(REGD)                                                                   108,218         (a)         690,885
MEDIASET EUR0.52                                                                     66,800         (a)         797,112
SEAT-PAGINE GIALLE ITL50                                                              2,349         (a)           5,238
T.I.M.SPA EUR0.06                                                                    41,837         (a)         333,870
TELECOM ITALIA SPA ITL1000                                                           41,950         (a)         463,954
BRIDGESTONE CORP Y50                                                                 55,000         (a)         500,876
CANON INC JPY50                                                                      18,000         (a)         630,473
FUJITSU Y50                                                                          29,000         (a)         427,636
ITOCHU CORP JPY50 (8001)                                                             41,000         (a)         190,998
KAO CORP JPY50                                                                       17,000         (a)         494,221
KYOCERA CORP JPY50                                                                    1,900         (a)         207,469
MATSUSHITA COMM JPY50                                                                 1,800         (a)         226,182
MIZUHO HLDGS JPY50000                                                                    91         (a)         564,168
NIPPON TEL&TEL CP JPY50000                                                               84         (a)         605,359
NISSAN MOTOR CO Y50                                                                  90,000         (a)         518,564
NOMURA SECURITIES Y50                                                                22,000         (a)         395,884
NTT DOCOMO INC NPV                                                                       14         (a)         241,506
PIONEER CORP JPY50                                                                    8,000         (a)         213,660
ROHM CO JPY50                                                                         1,400         (a)         266,025
SAKURA BANK JPY50                                                                    65,000         (a)         392,732
SHOHKOH FUND & CO JPY50                                                               1,030         (a)         106,427
TAISHO PHARM CO Y50                                                                  12,000         (a)         324,694
TAKEFUJI CORP JPY50                                                                   2,500         (a)         157,618
YAMANOUCHI PHARM JPY50                                                               15,000         (a)         648,862
AHOLD(KON)NV EUR0.25                                                                 34,307         (a)       1,106,709
ING GROEP NV CVA EUR0.48                                                              6,313         (a)         504,267
KON KPN NV EUR0.24                                                                   51,865         (a)         596,983
UNILEVER NV CVA NLG1.12                                                              17,473         (a)       1,105,668
VNU NV EUR0.2                                                                        15,162         (a)         745,196
WOLTERS KLUWER CVA EUR0.12                                                           17,431         (a)         475,244
DBS GROUP HLDGS SGD1                                                                 34,000         (a)         384,314
ALTADIS SA ESP100(REGD)                                                              22,215         (a)         344,134
TELEFONICA SA EUR1                                                                   34,325         (a)         567,180
ERICSSON(LM)TEL SEK1 SER'B'                                                          49,061         (a)         558,959
SKAND ENSKILDA BKN SER'A'SEK10                                                       14,800         (a)         163,129

                            FORT JAMES CORPORATION
                                  401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000

                                                                                    Shares or
                        Investment Description                                     Face Amount    Cost       Market Value
-----------------------------------------------------------------------------   --------------   --------   --------------
NOVARTIS AG CHF20(REGD)                                                                  563        (a)              995,369
ASTRAZENECA USD PAR .25                                                               11,311        (a)              570,256
BAE SYSTEMS ORD GBP0.025                                                             157,320        (a)              897,723
CABLE & WIRELESS ORD GBP0.25                                                          38,308        (a)              516,740
COLT TELECOM GROUP ORD GBP0.025                                                       15,024        (a)              323,179
DIAGEO ORD GBX28.935185                                                              122,529        (a)            1,372,761
GLAXO WELLCOME ORD GBP0.25                                                                 0        (a)                    0
GLAXOSMITHKLINE ORD GBP0.25                                                           26,931        (a)              760,342
HSBC HLDGS ORD USD0.50(UK REG)                                                        49,990        (a)              735,553
RAILTRACK GROUP ORD25P                                                                47,293        (a)              653,482
REED INTERNATIONAL ORD GBP0.125                                                      110,956        (a)            1,160,229
SOMERFIELD ORD GBP0.10                                                                73,290        (a)              102,912
TELEWEST COMMS ORD GBP0.10                                                            78,521        (a)              121,107
VODAFONE GROUP PLC ORD USD0.10                                                       357,906        (a)            1,312,549
MFO BANKERS TR INTL EQTY                                                               9,843        (a)           37,284,735
MFO ST STR DAILY EAFE LENDING FD SER A                                               221,321        (a)            3,082,552
MFO ST STR DAILY EAFE SL FD #ZV31LEN                                               4,099,808        (a)           46,151,544
                                                                                                             ---------------
Total Non US Equity                                                                                              123,184,405
                                                                                                             ---------------

*GEORGIA-PACIFIC GROUP STOCK FUND, $0.80 PAR VALUE                                12,423,884        (a)          386,693,390

*GEORGIA-PACIFIC GROUP STOCK FUND CASH                                           170,681,827        (a)          170,681,827

MONEY MARKET FUND                                                                113,068,571        (a)          113,068,571

* Participant Loans Interest Rate- 6% to 10.5%; various maturities                                                31,089,856

                                                                                                             ---------------
                      Total Investments                                                                      $ 1,513,300,730
                                                                                                             ===============


* Represents a part in interest to the Plan.

(a) Participant-directed.

                    EXHIBITS TO ANNUAL REPORT ON FORM 11-K


The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
Number                           Description
------    ------------------------------------------------------------

23        Consent of Independent Accountants, filed herewith.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


FORT JAMES 401(k) PLAN

                             By: Georgia-Pacific Corporation, as Plan
                                 Administrator



June 28, 2001                By: /s/ Danny W. Huff
-------------                    -------------------------------------
                                 Danny W. Huff
                                 Executive Vice President-Finance and
                                 Chief Financial Officer